1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2015
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 29, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever f

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

2015 THIRD QUARTERLY REPORT

This announcement is made by Aluminum Corporation of China Limited* (the "Company", together with its subsidiaries, the "Group") pursuant to Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1

The board of directors, the supervisory committee, the directors, supervisors and senior management members of the Company guarantee the truthfulness, accuracy and completeness of this quarterly report, that it contains no false representation, misleading statement or material omission, and assume several and joint liabilities.

1.2	All the directors of the Company attended the meeting of the board of directors and reviewed the quarterly report.

1.3

Ge Honglin, Person-in-charge of the Company, Xie Weizhi, Person-in-charge of Accounting, Gao Xingfang, Head of the Accounting Department warrant the truthfulness, accuracy and completeness of the financial statements in this quarterly report.

1.4	The third quarterly report of the Company has not been audited.

2.	PRINCIPAL FINANCIAL DATA OF THE COMPANY AND THE CHANGES OF SHAREHOLDERS

2.1	Principal financial data

Unit: '000 Currency: RMB

	30 September	31 December	Increase/
	2015	2014	Decrease
			(%)

Total assets	188,324,856	192,631,971	-2.24
Net assets attributable to owners
of the parent	35,487,938	28,275,687	25.51

	2015	2014
	(January	(January	Increase/
	-September)	-September)	Decrease
			(%)

Net cash flow from operating
activities	3,079,450	5,317,849	-42.09

	2015	2014
	(January	(January	Increase/
	-September)	-September)	Decrease
			(%)

Operating revenue	95,274,020	104,786,229	-9.08
Net profit attributable to owners
of the parent	-931,439	-5,412,039	N/A
Profit attributable to owners of
the parent after excluding
extraordinary gains and losses	-2,881,703	-6,153,672	N/A
Weighted average rate of return
on net assets (%)	-2.92	-12.97	N/A
Basic earnings per share
(RMB per share)	-0.07	-0.40	N/A
Diluted earnings per share
(RMB per share)	-0.07	-0.40	N/A

Gains and losses arising from extraordinary items and amount

Unit: '000 Currency: RMB

	2015	2015
	(July-	(January-
Items	September)	September)	Description

Gains/(Losses) from disposal of
non-current assets	134	21,260
Government subsidies included in
the gains and losses for the
reporting period (excluding
government subsidies closely
related to the ordinary business of
the Company and are granted on
an ongoing basis under the state's
policies according to certain
standard amount or quantity)	524,781	1,191,081
Gains/(Losses) from discretionary investment or asset management	337	36,109
Except for the hedging business that
is related to the ordinary business
of the Company, the gains or
losses arising from fair value
changes of held-for-trading
financial assets and liabilities and
investment income on disposing
held-for-trading financial assets
and liabilities and available-for-
sale financial assets	-332,903	-377,888
Write back of the provision for
impairment of receivables that are
individually tested for impairment	237,889	250,154
Gains/(Losses) on external
entrusted loans	8,528	36,442
Other non-operating income and
expenses other than above items	113	125,277
Investment gains from disposal of
joint ventures and associates		767,828
Income tax effect	64,286	-12,069
Non-controlling interests
effect (after tax)	-48,282	-87,930

Total	454,883	1,950,264

2.2	Total number of shareholders, the top ten shareholders and the top ten shareholders of tradable shares (or shareholders not subject to trading moratorium) as at the end of the reporting period

Unit: Share

Total number of shareholders	582,333

Shareholding status of top ten shareholders

			Number	Pledged or frozen status
	Number of		of shares
	shares held at		held subject
	the end of		to trading	Share		Nature of
Name of shareholders (in full)	the period	Percentage	moratorium	status	Number	shareholders
		(%)

Aluminum Corporation of China	4,888,864,006	32.80	0	None	0	State
HKSCC Nominees Limited	3,929,452,355	26.37	0	Unknown	0	Foreign legal person
China Securities Finance	445,625,024	2.99	0	None	0	State-owned legal
Corporation Limited						person
()

Baotou Aluminum (Group) Co., Ltd.	238,377,795	1.60	0	None	0	State-owned legal
						person
SWS MU Fund Management-Industrial	169,103,449	1.13	169,103,449	Frozen	169,103,449	Domestic non-state-
and Commercial Bank-Ruilin Private						owned legal
Placement No. 4 Asset Management Plan						person

China Cinda Asset Management Co., Ltd.	147,253,426	0.99	0	None	0	State-owned legal
()						person
Huaxia Life Insurance Co., Ltd.	138,889,655	0.93	138,889,655	Frozen	138,889,655	Domestic non-state-
-Universal life Insurance Product						owned legal
						person
Truvalue Asset Management-China	138,593,103	0.93	138,593,103	Frozen	138,593,103	Domestic non-state-
Merchants Bank -Pengde Growth No. 1						owned legal
Asset Management Plan						person

Tianan Property Insurance Company	138,158,621	0.93	138,158,621	Frozen	138,158,621	Domestic non-state-
Limited -Guarantee Profit No. 1						owned legal
						person
Central Huijin Investment Ltd.	137,295,400	0.92	0	None	0	State-owned legal
()						person

Shareholding status of the top ten shareholders not subject to trading moratorium

	Number of
	tradable
	shares not
	subject to
	trading
Name of shareholders	moratorium	Class and number of shares
	held	Class	Number

Aluminum Corporation of China	4,888,864,006	RMB denominated	4,888,864,006
		ordinary shares
HKSCC Nominees Limited	3,929,452,355	Overseas listed	3,929,452,355
		foreign shares
China Securities Finance	445,625,024	RMB denominated	445,625,024
Corporation Limited		ordinary shares
Baotou Aluminum (Group)
Co., Ltd.	238,377,795	RMB denominated	238,377,795
		ordinary shares
China Cinda Asset Management	147,253,426	RMB denominated	147,253,426
Co., Ltd. (		ordinary shares
Central Huijin Investment Ltd. )	137,295,400	RMB denominated	137,295,400
		ordinary shares
Bank of China Limited	31,543,494	RMB denominated	31,543,494
-China AMC New Economy		ordinary shares
Flexible Hybrid Securities
Investment Seed Fund

Peng Kai	28,676,950	RMB denominated	28,676,950
		ordinary shares
Chen Xiaomao	28,000,000	RMB denominated	28,000,000
		ordinary shares
Hong Kong Securities Clearing
Company Limited	27,975,426	RMB denominated	27,975,426
		ordinary shares

Connected relationship or concert-party relationship among the above shareholders

The number of shares of Aluminum Corporation of China does not contain the A shares of the Company held indirectly by Batou Aluminum (Group) Co., Ltd. and Shanxi Aluminum Plant. Aluminum Corporation of China and its subsidiaries altogether hold 5,134,382,055 shares of the Company and 34.45% of voting rights.

2.3	Total number of preference shareholders, top ten preference shareholders and top ten preference shareholders not subject to trading moratorium as at the end of the reporting period

3.	SIGNIFICANT EVENTS

3.1	Material changes in major accounting items and financial indicators and the reasons thereof

1.

Financial assets at fair value through profit or loss for the period decreased by 94%, mainly attributable to the decrease in the floating profit of the futures contracts held by the Group at the end of the period.

2.	Accounts receivable increased by 50%, mainly attributable to the accounts receivable of aluminum products of the Group not yet due.

3.	Dividends receivable increased by 102%, mainly attributable to the dividend distribution as declared by the associates of the Group.

4.	Interest receivable increased by 131%, mainly attributable to the interest accrued not yet due on the consideration of asset transfer of the Group.

5.	Available-for-sale current financial assets decreased by 97%, mainly attributable to the recovery of capital due to the maturity of wealth management products of the Group.

6.	Available-for-sale non-current financial assets increased by 77%, mainly attributable to the increase in the fair value of the available-for-sale financial assets held by the Group.

7.	Construction materials increased by 93%, mainly attributable to the increase in the use of construction materials of the Group.

8.

Financial liabilities at fair value through profit or loss for the period increased by 827%, mainly attributable to the increase in floating losses of the futures contracts held by the Group at the end of the period.

9.	Taxes payable increased by 125%, mainly attributable to the increase in the circulation tax payable as a result of the increase in the gross profit of the principal products of the Group.

10.	Other current liabilities decreased by 77%, mainly attributable to the repayment of the short-term financing bonds of the Group.

11.	Long-term payables increased by 196%, mainly attributable to the increase in finance lease payable of the Group.

12.	Other comprehensive income increased by 138%, mainly attributable to the increase in exchange differences on foreign currency translation in financial statements.

13.	Business tax and surcharges increased by 31%, mainly attributable to the increase in taxes and surcharges as a result of the rise in the gross profit of the principal products of the Group.

14.	Loss from changes in fair value increased by 730%, mainly attributable to the increase in the floating loss of the futures of the Group.

15.	The investment income increased by 103%, mainly attributable to the gain from the transfer of the equity interests in the associates by the Group.

16.	Non-operating income increased by 101%, mainly attributable to the increase in government subsidies granted to the Group.

17.	Income tax expenses decreased by 155%, mainly attributable to the increase in recognition of part of deferred income tax assets by the Group.

18.

In respect of the production and operation, the Company strictly controlled various costs and fees, leading to an increase of approximately 3 percentage points in gross profit margin, while the costs of alumina and electrolytic aluminum, both principal products, decreased by approximately 9% and 6%, respectively.

3.2	Progress of significant events and effects thereof and analysis on solutions

3.3	Implementation of undertakings by the Company and its shareholders with shareholding of 5% or more

3.4

Warning on any potential loss in accumulated net profit for the period from the beginning of the year to the end of the next reporting period or any material change over the corresponding period last year and the reasons thereof

Aluminum Corporation of China Limited*
Legal representative: Ge Honglin
29 October 2015

IV.	APPENDICES

4.1	Financial Statements

Consolidated Balance Sheet
As at 30 September 2015

Prepared by: Aluminum Corporation of China Limited*

Unit: '000 Currency: RMB Audit type: unaudited

Items	30 September	31 December
	2015	2014

Current assets:
Monetary capital	14,913,733	17,932,190
Financial assets at fair value through
profit or loss for the period	7,770	120,901
Notes receivable	2,267,179	2,332,964
Accounts receivable	4,478,211	2,979,611
Prepayments	3,663,609	3,266,451
Interest receivable	237,690	103,060
Dividends receivable	252,249	125,159
Other receivables	7,597,492	6,733,911
Inventories	23,678,972	22,441,448
Available-for-sale assets	137,310	4,635,600
Non-current assets due within one year	17,331	29,371
Other current assets	2,962,408	2,773,717

Total current assets	60,213,954	63,474,383

Items	30 September	31 December
	2015	2014

Non-current assets:
Available-for-sale financial assets	132,670	74,850
Held-to-maturity investments
Long-term receivables
Long-term equity investments	7,279,100	7,366,715
Fixed assets	81,128,757	83,651,644
Construction in progress	12,571,052	10,269,333
Construction materials	215,064	111,398
Disposals of fixed assets	312,208	275,759
Intangible assets	11,570,952	11,907,330
Goodwill	2,345,533	2,345,057
Long-term deferred expenditures	316,891	317,275
Deferred income tax assets	1,379,969	952,057
Other non-current assets	10,858,706	11,886,170

Total non-current assets	128,110,902	129,157,588

Total assets	188,324,856	192,631,971

Current liabilities:
Short-term borrowings	35,687,151	40,792,689
Financial liabilities at fair value through profit
or loss for the period	272,332	29,384
Notes payable	6,071,941	5,234,103
Accounts payable	9,798,336	10,514,248
Payments received in advance	2,513,345	2,697,439
Staff remuneration payable	495,427	865,499
Taxes payable	1,019,895	454,141
Interest payable	632,192	923,930
Dividends payable	170,662	187,228
Other payables	6,147,046	7,560,534
Non-current liabilities due within one year	6,986,387	11,431,220
Other current liabilities	5,314,905	23,545,151

Total current liabilities	75,109,619	104,235,566

Items	30 September	31 December
	2015	2014

Non-current liabilities:
Long-term borrowings	30,866,636	25,373,482
Debentures payable	25,720,693	18,235,831
Long-term payables	5,713,766	1,931,192
Long-term staff remuneration payable	1,088,123	1,128,572
Special payables	96,780	104,080
Projected liabilities	104,380	108,510
Deferred gains	1,382,299	824,631
Deferred income tax liabilities	1,046,804	1,061,265
Other non-current liabilities

Total non-current liabilities	66,019,481	48,767,563

Total liabilities	141,129,100	153,003,129

Owner's equity
Share capital	14,903,798	13,524,488
Capital reserve	20,290,338	13,772,176
Special reserve	175,755	187,858
Surplus reserve	5,867,557	5,867,557
Retained earnings	-5,820,532	-4,889,093
Other comprehensive income	71,022	-187,299

Total owner's equity attributable to the owners
of the parent	35,487,938	28,275,687
Non-controlling interest	11,707,818	11,353,155

Total owner's equity	47,195,756	39,628,842

Total liabilities and owner's equity	188,324,856	192,631,971

Head of Accounting
Legal Representative:	Person-in-charge of Accounting:	Department:
Ge Honglin	Xie Weizhi	Gao Xingfang

Balance Sheet of the Parent Company
As at 30 September 2015

Prepared by: Aluminum Corporation of China Limited*

Unit: '000 Currency: RMB Audit type: unaudited

Items	30 September	31 December
	2015	2014

Current assets:
Monetary capital	7,478,124	7,820,444
Notes receivable	404,345	636,917
Accounts receivable	1,680,072	1,269,061
Prepayments	420,878	230,885
Interest receivable	96,959	72,665
Dividends receivable	206,363	217,180
Other receivables	11,719,484	7,652,457
Inventories	6,963,556	11,089,803
Available-for-sale assets	25,600	2,525,600
Non-current assets due within one year	16,095	28,000
Other current assets	550,420	751,624

Total current assets	29,561,896	32,294,636

Items	30 September	31 December
	2015	2014

Non-current assets:
Available-for-sale financial assets	64,820	7,000
Long-term equity investments	36,109,437	29,119,243
Fixed assets	30,921,626	41,494,927
Construction in progress	3,400,991	2,534,225
Construction materials	32,235	35,176
Disposals of fixed assets	279,685	269,277
Intangible assets	1,846,627	2,409,928
Goodwill	2,330,945	2,330,945
Long-term deferred expenditures	35,745	51,064
Deferred income tax assets	573,951	291,822
Other non-current assets	2,417,316	3,607,592

Total non-current assets	78,013,378	82,151,199

Total assets	107,575,274	114,445,835

Current liabilities:
Short-term borrowings	17,300,000	22,335,000
Notes payable	1,080,000	500,000
Accounts payable	2,970,480	5,292,515
Payments received in advance	247,384	296,378
Staff remuneration payable	202,139	552,783
Taxes payable	190,168	154,650
Interest payable	536,085	724,397
Other payables	3,899,391	4,641,018
Non-current liabilities due within one year	2,778,371	7,303,304
Other current liabilities	5,308,010	23,536,390

Total current liabilities	34,512,028	65,336,435

Items	30 September	31 December
	2015	2014

Non-current liabilities:
Long-term borrowings	10,931,800	6,104,341
Debentures payable	25,320,693	17,835,831
Long-term payables	2,789,671
Long-term staff remuneration payable	610,393	858,430
Special payables	92,780	92,780
Deferred gains	668,516	365,965

Total non-current liabilities	40,413,853	25,257,347

Total liabilities	74,925,881	90,593,782

Owner's equity:
Share capital	14,903,798	13,524,488
Capital reserve	21,159,944	14,641,782
Special reserve	58,400	56,844
Surplus reserve	5,867,557	5,867,557
Retained earnings	-9,402,784	-10,238,618
Other comprehensive income	62,478

Total owner's equity	32,649,393	23,852,053

Total liabilities and owner's equity	107,575,274	114,445,835

Head of Accounting
Legal Representative:	Person-in-charge of Accounting:	Department:
Ge Honglin	Xie Weizhi	Gao Xingfang

Consolidated Income Statement
January to September 2015

Prepared by: Aluminum Corporation of China Limited*

Unit: '000 Currency: RMB Audit type: unaudited

	2015	2014	2015	2014
	(July to	(July to	(January to	(January
Items	September)	September)	September)	to September)

I. Total operating revenue	29,186,851	34,694,207	95,274,020	104,786,229
Operating revenue	29,186,851	34,694,207	95,274,020	104,786,229

II. Total cost of operations	30,601,523	36,281,607	98,274,964	110,992,467
Including: Operating cost	28,433,474	33,614,701	90,600,391	102,957,520
Business tax and surcharges	96,156	87,462	295,640	226,541
Selling expenses	387,421	423,286	1,273,246	1,237,937
Administrative expenses	550,865	680,143	1,623,201	1,860,771
Finance expenses	1,262,705	1,535,144	4,044,103	4,315,770
Loss on assets impairment	-129,098	-59,129	438,383	393,928
Add: Gains on fair value changes
(loss stated with "-")	-65,556	21,011	-302,217	48,006
Investment income (loss stated with "-")	-199,823	49,563	979,137	481,934
Including: Investment
income
from
associated
companies
and
joint ventures	67,524	64,801	251,209	400,909

III. Operating profit (loss stated with "-")	-1,680,051	-1,516,826	-2,324,024	-5,676,298
Add: Non-operating income	541,369	308,456	1,378,268	686,126
Less: Non-operating expenses	16,341	8,974	40,649	21,868
Including: Loss from
disposal of
non-current
assets	938	684	969	1,372

IV. Total profit (total loss stated with "-")	-1,155,023	-1,217,344	-986,405	-5,012,040
Less: Income tax expenses	-225,045	22,960	-261,531	474,052

	2015	2014	2015	2014
	(July to	(July to	(January to	(January
Items	September)	September)	September)	to September)

V. Net profit (net loss stated with "-")	-929,978	-1,240,304	-724,874	-5,486,092
Net profit attributable to owners of
the parent company	-959,018	-1,288,607	-931,439	-5,412,039
Non-controlling interests	29,040	48,303	206,565	-74,053

VI. Other comprehensive income
net of tax	275,092	-12,890	258,321	61,917
Other comprehensive income net of
tax attributable to the owners of
the parent company	275,092	-12,890	258,321	61,917
Other comprehensive income that
will be reclassified to profit or loss
subsequently	275,092	-12,890	258,321	61,917
1. Share of other comprehensive income (that
will be reclassified to profit or loss
subsequently) of investees
accounted for using equity method			4,658
2. Gain or loss from changes in the fair
values of available-for-sale
financial assets			57,820
3. Exchange differences on foreign
currency translation	275,092	-12,890	195,843	61,917

VII. Total comprehensive income	-654,886	-1,253,194	-466,553	-5,424,175
Total comprehensive income
attributable to owners of the parent	-683,926	-1,301,497	-673,118	-5,350,122
Total comprehensive income
attributable to non-controlling
shareholders	29,040	48,303	206,565	-74,053

VIII.Earnings per share:
(i) Basic earnings per share
(RMB per share)	-0.07	-0.10	-0.07	-0.40
(ii) Diluted earnings per share
(RMB per share)	-0.07	-0.10	-0.07	-0.40

Head of Accounting
Legal Representative:	Person-in-charge of Accounting:	Department:
Ge Honglin	Xie Weizhi	Gao Xingfang

Income Statement of the Parent Company
January to September 2015

Prepared by: Aluminum Corporation of China Limited*

Unit: '000 Currency: RMB Audit type: unaudited

	2015	2014	2015	2014
	(July to	(July to	(January to	(January
Items	September)	September)	September)	to September)

I. Operating revenue	7,606,935	10,448,263	24,121,607	30,772,029
Less: Operating Costs	7,715,927	10,449,255	23,134,360	31,084,922
Business tax and surcharges	29,078	43,118	105,137	111,900
Selling expenses	137,464	263,032	497,126	775,740
Administrative expenses	241,132	390,495	722,031	1,012,626
Finance expenses	600,874	1,007,316	2,236,401	2,709,579
Loss on assets impairment	60,984	-70,459	187,532	391,687
Add: Gains on fair value changes
(loss stated with "-")		385		482
Investment income (loss stated with "-")	-20,739	1,057,088	2,583,108	1,142,709
Including: Investment income
from associated
companies and
joint ventures	-20,739	62,498	24,294	107,644

II. Operating profit
(loss stated with "-")	-1,199,263	-577,021	-177,872	-4,171,234
Add: Non-operating income	154,609	199,363	692,044	443,817
Less: Non-operating expenses	5,257	4,791	11,634	12,670
Including: Loss from disposal
of non-current
assets	871	122	884	584

III. Total profit (total loss stated with "-")	-1,049,911	-382,449	502,538	-3,740,087
Less: Income tax expenses	-279,667	30,464	-333,296	372,765

IV. Net profit (net loss stated with "-")	-770,244	-412,913	835,834	-4,112,852

	2015	2014	2015	2014
	(July to	(July to	(January to	(January
Items	September)	September)	September)	to September)

V. Other comprehensive income
net of tax			62,478	0
Other comprehensive income that
will be reclassified to profit or loss
subsequently			62,478
1. Share of other comprehensive
income (that will be
reclassified to profit or loss
subsequently) of investees
accounted for using equity
method			4,658
2. Gain or loss from changes in
the fair value of available-
for-sale financial assets			57,820

VI. Total comprehensive income	-770,244	-412,913	898,312	-4,112,852

Head of Accounting
Legal Representative:	Person-in-charge of Accounting:	Department:
Ge Honglin	Xie Weizhi	Gao Xingfang

Consolidated Cash Flow Statement
January to September 2015

Prepared by: Aluminum Corporation of China Limited*

Unit: '000 Currency: RMB Audit type: unaudited

	2015	2014
	January	January
Items	to September	to September

I. Cash flow from operating activities:
Cash received from product sales and
rendering of services	103,486,571	122,018,470
Refund of tax and levies received	12,450	62,690
Other cash received relating to operating
activities	891,475	1,030,799

Sub-total of cash inflow from
operating activities	104,390,496	123,111,959

Cash paid for purchase of goods and
receipt of services	91,690,940	107,612,362
Cash paid to and on behalf of employees	4,522,682	4,579,969
Taxes and surcharges paid	2,969,920	2,709,847
Other cash paid relating to operating
activities	2,127,504	2,891,932

Sub-total of cash outflow from
operating activities	101,311,046	117,794,110

Net cash flow from operating activities	3,079,450	5,317,849

	2015	2014
	January	January
Items	to September	to September

II. Cash flows from investment activities:
Cash received from recovery of investments	1,615,050	274,786
Cash received from returns on investments	199,421	116,594
Net cash received from disposal of fixed
assets, intangible assets and other long-
term assets	47,290	190,264
Net cash received from disposal of
subsidiaries and other operating entities	1,568,950	3,640,143
Other cash received relating to investment
activities	5,920,406	1,796,772

Sub-total of cash inflow from investment
activities	9,351,117	6,018,559

Cash paid to acquire fixed assets, intangible
assets and other long-term assets	6,298,423	5,777,211
Cash paid for investment	840,830	104,948
Net cash paid for acquisition of subsidiaries
and other operating entities		36,756
Net cash paid for disposal of subsidiaries
and other operating entities	234
Other cash paid relating to investment
activities	175,047	2,420,610

Sub-total of cash outflow from investment
activities	7,314,534	8,339,525

Net cash flows from investment activities	2,036,583	-2,320,966

	2015	2014
	January	January
Items	to September	to September

III. Cash flow from financing activities:
Proceeds received from investments	7,998,472	262,277
Including : Proceeds received by subsidiaries
from non-controlling
shareholders' investment	101,000	262,277
Cash received from borrowings	33,666,938	39,023,023
Cash received from issue of debentures	18,500,000	28,461,813
Other cash received relating to financing
activities	5,329,394	889,840

Sub-total of cash inflow from financing
activities	65,494,804	68,636,953

Cash paid for repayment	67,774,897	64,326,149
Cash paid for dividend and profit
distribution or interest repayment	5,073,963	4,501,471
Including: Dividend and profit paid by
subsidiaries to non-controlling
shareholders	19,554
Other cash paid relating to financing
activities	499,545	430,910

Sub-total of cash outflow from financing
activities	73,348,405	69,258,530

Net cash flows from financing activities	-7,853,601	-621,577

IV. Effect on cash and cash equivalents
due to change in foreign currency
exchange rate	236,374	125,882

V. Net increase in cash and cash equivalents	-2,501,194	2,501,188
Add: Balance of cash and cash equivalents
at the beginning of the period	16,268,600	11,381,695

VI. Balance of cash and cash equivalents at
the end of the period	13,767,406	13,882,883

Head of Accounting
Legal Representative:	Person-in-charge of Accounting:	Department:
Ge Honglin	Xie Weizhi	Gao Xingfang

Cash Flow Statement of the Parent Company
January to September 2015

Prepared by: Aluminum Corporation of China Limited*

Unit: '000 Currency: RMB Audit type: unaudited

	2015	2014
	January	January
Items	to September	to September

I. Cash flow from operating activities:
Cash received from product sales and
rendering of services	24,065,986	35,696,527
Refund of tax and levies received	5,564	14,903
Other cash received relating to operating
activities	4,634,022	645,587

Sub-total of cash inflow from operating
activities	28,705,572	36,357,017

Cash paid for purchase of goods and receipt
of services	18,472,309	30,051,383
Cash paid to and on behalf of employees	2,005,171	2,804,211
Taxes and surcharges paid	1,558,241	1,337,089
Other cash paid relating to operating
activities	604,241	2,762,402

Sub-total of cash outflow from operating
activities	22,639,962	36,955,085

Net cash flow from operating activities	6,065,610	-598,068

	2015	2014
	January	January
Items	to September	to September

II. Cash flows from investment activities:
Cash received from recovery of investments	1,615,050	528,000
Cash received from returns on investments	1,631,412	1,027,691
Net cash received from disposal of fixed
assets, intangible assets and other long-
term assets	37,939	136,520
Net cash received from disposal of
subsidiaries and other operating entities	1,568,950	3,640,143
Other cash received relating to investment
activities	2,993,963	3,895,785

Sub-total of cash inflow from investment
activities	7,847,314	9,228,139

Cash paid to acquire fixed assets, intangible
assets and other long-term assets	1,659,838	1,603,175
Cash paid for investment	1,089,152	642,250
Net cash paid for acquisition of subsidiaries
and other operating entities
Net cash paid for disposal of subsidiaries
and other operating entities	236,370
Other cash paid relating to investment
activities	4,390,000	4,898,331

Sub-total of cash outflow from investment
activities	7,375,360	7,143,756

Net cash flows from investment activities	471,954	2,084,383

	2015	2014
	January	January
Items	to September	to September

III. Cash flows from financing activities:
Proceeds received from investments	7,897,472
Cash received from borrowings	16,530,000	22,157,000
Cash received from issuance of debentures	18,500,000	26,000,000
Other cash received relating to financing
activities	4,174,815	21,000

Sub-total of cash inflow from financing
activities	47,102,287	48,178,000

Cash paid for repayment of debts	50,599,251	43,175,994
Cash paid for dividend and profit
distribution or interest repayment	2,815,611	3,015,881
Other cash paid relating to financing
activities	304,759	82,500

Sub-total of cash outflow from financing
activities	53,719,621	46,274,375

Net cash flows from financing activities	-6,617,334	1,903,625

IV. Effect on cash and cash equivalents
due to change in foreign currency
exchange rate	-36,353	-96

V. Net increase in cash and cash equivalents	-116,123	3,389,844
Add: Balance of cash and cash equivalents
at the beginning of the period	7,567,985	4,890,967

VI. Balance of cash and cash equivalents at
the end of the period	7,451,862	8,280,811

Head of Accounting
Legal Representative:	Person-in-charge of Accounting:	Department:
Ge Honglin	Xie Weizhi	Gao Xingfang

4.2	Audit report

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
29 October 2015

As at the date of this announcement, the members of the board of directors comprise Mr. Ge Honglin, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Ma Si-hang, Frederick, Ms. Chen Lijie and Mr. Hu Shihai (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary